P.E. 1/31/02

FORM 6-K

02014570

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.**

For the month of: JANUARY 2002



SEC Registration Number 0-18670

**ROCKWELL VENTURES INC.**
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. News releases dated January 7 and 17, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



ROCKWELL VENTURES INC.

[signature]
SHIRLEY MAIN

January 17, 2002

**Rockwell Ventures Inc.**

1020 · 800 W Pender St
Vancouver BC
Canada V6C 2V6
Tel 604 684 · 6365
Fax 604 681 · 2741
Toll Free 1 800 667 · 2114
http://www.hdgold.com

# ROCKWELL GRANTED WATER EXPLORATION RIGHTS IN CHILE

**January 7, 2002, Vancouver, BC** - Mr. Ron Thiessen, President and CEO of Rockwell Ventures Inc. (CDNX: RCW; OTC-BB: RCKVF) is pleased to announce that Minera Ricardo S.A., a wholly owned Chilean subsidiary of the Company, has been granted water exploration rights over an area of 553 hectares on the southwest portion of the 100% owned Ricardo Property, located in the Atacama desert, by the National Water Office in Chile. Water was initially encountered in this area by Empresa Minera de Mantos Blancos while drilling during their exploration program on the Ricardo Property. Water exploration permits in this region are very difficult to obtain because of fierce competition among mining and other companies to develop water for their projects, and are only granted after satisfying the Water Office that there is no valid opposition to the development of water resources in the area.

Rockwell's water resource consultant, CEG Ltda. of Santiago, Chile have identified three sectors within the 553-hectare area under concession to Minera Ricardo having the potential to generate a minimum of six wells flowing at an aggregate rate of between 150 to 200 litres per second. Based on existing data, the Company is proceeding with a TEM geophysical (transient electromagnetic) survey over three, two-kilometer lines to determine target locations and depth. The next step will involve the drilling of stratigraphic holes to better define the required depth and other characteristics of the pumping wells. Minera Ricardo will proceed with the consultant's recommendations of a two-phase program to develop a minimum of six water wells over the next six months.

Based on existing and projected expansion in mining operations, development of new mining sites and other local projects, the acquisition of water rights in the Calama District area of the Atacama desert is of critical importance. The sale of water rights is based on a flow rate of litres per second and the current average price is US $60,000 per litre per second. Securing water exploitation rights for Minera Ricardo has the potential to be of great value to Rockwell.

For further details on Rockwell Ventures Inc. please visit the Hunter Dickinson Inc. website at www.hdgold.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

**ON BEHALF OF THE BOARD**

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

*This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although each Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing and its home jurisdiction filings that are available at www.sedar.com.*

ROCKWELL VENTURES INC.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

## ROCKWELL CLOSES $1 MILLION FINANCING

**January 17, 2002, Vancouver, B.C.** - Ronald W. Thiessen, President and CEO of Rockwell Ventures Inc. (CDNX: RCW; OTC-BB: RCKVF) is pleased to announce that Rockwell has completed a private placement of 6,398,000 flow-through units at $0.16 each. Each flow-through unit consists of one flow-through common share and one non flow-through share purchase warrant. Each warrant entitles the Investor to purchase one common share at a price of $0.16 until January 4, 2003. Rockwell has also placed 147,500 non flow-through units at $0.16 each with share purchase warrant exercisable into a common share at $0.16 until July 4, 2003. The shares issued on the financing and pursuant to the exercise of the warrants are subject to a hold period to May 4, 2002.

Rockwell's plans are to focus its resources on exploration of the new Haut Plateau nickel-copper-cobalt discovery in east-central Quebec. Rockwell recently acquired an option to earn a 60% participating joint venture interest in the Haut Plateau property from Falconbridge Limited. The geological setting at Haut Plateau is highly prospective for Voisey's Bay-type nickel-copper-cobalt deposits. Exploration by Falconbridge in 2001 resulted in the discovery of three zones of disseminated, semi-massive and massive sulphide mineralization. Diamond drilling of seven holes by Falconbridge, intersected appreciable concentrations of nickel, copper and cobalt over substantial widths. Rockwell and Falconbridge are planning a diamond drilling program for the project.

Rockwell's option on the Haut Plateau property, which was part of a property reorganization transaction involving Amarc Resources Ltd., formally closed in December 2001. In accordance with the terms of the property reorganization agreement, Rockwell has now received the first tranche of 200,000 share purchase warrants from Amarc. The share purchase warrants are exercisable until December 31, 2003 at an exercise price of $1.00 per share and the shares, on exercise of the warrants, prior to May 1, 2002, will be subject to a hold period to that date.

For further details on Rockwell Ventures Inc. and its Haut Plateau property please visit the Hunter Dickinson Inc. website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

**ON BEHALF OF THE BOARD**

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.